Exhibit 16.1

April 2, 2007

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: Fremont General Corporation
File No. 001-08007

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K of Fremont General Corporation dated March 27, 2007. We believe it should be supplemented and, in part, amended as follows.

We believe that our communications to the Company as described in the third paragraph is a “reportable event” as described in to Item 4.01 of Form 8-K in accordance with Item 3.04(a)(1)(v)(C)(1)(i). Additionally, we communicated to the Company that in addition to its current operating environment and industry conditions, there were other significant events that have occurred at the Company that were a factor in our determination to expand the scope of our audit.

The third paragraph also notes that “...at no time did the Company either fail to provide to Grant Thornton any requested information on a timely basis....”. During the course of the audit there were instances where the Company did not provide certain requested information to Grant Thornton on dates previously agreed upon with management. Additionally, as we resigned prior to completion of the audit, we are unable to evaluate or determine the completeness, sufficiency or timeliness of the information provided in response to our requests.

Very truly yours,

GRANT THORNTON LLP (signed manually)